

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re:** **Liberty Interactive Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated July 11, 2016**
> **File No. 001-33982**
>
> **Liberty Expedia Holdings, Inc.**
> **Amendment No. 1 to Form S-1 on Form S-4**
> **Response dated July 11, 2016**
> **File No. 333-210377**

Dear Messrs. Maffei and Baer:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your response.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2016 letter.

General

1.  In your response to comment 4, you state that "Splitco has *unfettered* discretion to vote its Expedia Common Shares which represent 52.4% of the voting power on the election of 75% (currently nine) of the thirteen directors of Expedia (*which effectively allows*

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 21, 2016
Page 2

*Splitco to control the election of such directors*)" (emphasis added). The Malone Proxy, however, grants Diller an irrevocable proxy until the Proxy Arrangement Termination Date to vote all shares of Splitco Series A common stock and Series B common stock beneficially owned by the Malone Group upon the completion of the Split-Off. Specifically, the following statements from the most recent S-4 indicate that the Malone Proxy and Splitco's restated charter will provide Diller with the ability to control Splitco's election of, what appears to be, a majority of the directors of Expedia:

- Pursuant to an irrevocable proxy (the Diller Proxy) granted to Diller by Liberty Interactive pursuant to the Stockholders Agreement, Diller generally controls the vote of the Expedia Common Shares beneficially owned by Liberty Interactive. In connection with the completion of the Split-Off, Diller will cease to directly control a majority voting interest in Expedia by irrevocably assigning the Diller Proxy to Splitco for a period of time up to 18 months following completion of the Split-Off, subject to certain termination events as further described in this proxy statement/prospectus. By virtue of (i) certain governance rights with respect to Splitco as set forth in the form of Splitco's restated charter and amendments to the Stockholders Agreement and Transaction Agreement and (ii) the grant by the Malone Group of an irrevocable proxy to vote, subject to certain exceptions, shares of Splitco's common stock beneficially owned by the Malone Group upon the completion of the Split-Off or thereafter for a period of time ending upon termination of Diller's assignment of the Diller Proxy, Diller will indirectly control our majority voting interest in Expedia. (Page 5)

- Pursuant to the Malone Proxy, the Malone Group will … grant Diller an irrevocable proxy until the Proxy Arrangement Termination Date to vote all shares of Splitco Series A common stock and Series B common stock beneficially owned upon the completion of the Split-Off or thereafter by the Malone Group or which any member otherwise has the power to vote (the Covered Shares). (Page 143)

- With respect to the election of directors to Expedia's board of directors, other than the Splitco directors, Splitco will vote its Expedia Common Shares as directed by the Splitco board of directors pursuant to the terms of Splitco's restated charter and bylaws (i.e., as determined by the Series B Directors). (Page 142)

- With respect to the election of, removal of, or the filling of any vacancy with respect to Series B Directors, Diller will vote all Covered Shares that are shares of Series B common stock in his sole discretion. (Page 143)

In light of the above statements and considering that the combination of the Malone Proxy and Splitco's restated charter will provide Diller with (i) the ability to control how Splitco's board votes for, what appears to be, as many as six of the nine seats on Expedia's board that Splitco is able to elect, and (ii) the ability to control how Splitco's board votes its EXPE shares for the remaining four directors, bringing the total number of Expedia directors Diller is able to control Splitco's vote on to ten, please reconcile your

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 21, 2016
Page 3

statement that Splitco will have "unfettered discretion to vote its Expedia Common Shares …which effectively allows Splitco to control the election of [Expedia's] directors." Accordingly, please explain why Expedia should be treated as a majority-owned subsidiary under Section 2(a)(24) of the 1940 Act. (We note that, on June 21, 2016, Expedia expanded the size of its board by one member. This appears to increase the number of Expedia directors Diller is able control Splitco's vote on to eleven.)

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.